July 2, 2024

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F St., N.E.
Washington, D.C. 20549
Attn:	Jessica Dickerson
Chris Edwards

Re:	BeyondSpring Inc.
Registration Statement on Form F-3
Filed June 12, 2024
File No. 333-280153

Dear Ms. Dickerson and Mr. Edwards:

BeyondSpring Inc. (the “Company”) hereby provides responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated June 26, 2024 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form F-3 filed with the Commission by the Company on June 12, 2024, File No. 333-280153 (the “Registration Statement”).

In response to the Staff’s comments, the Company is filing via Edgar an amendment to the Registration Statement (“Amendment No. 1”) with this response letter.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions correspond to the page numbers and captions in the Registration Statement.

BeyondSpring Inc. | 100 Campus Drive, West Side, 4th Floor, Suite 410 | Florham Park, NJ 07932
Main Tel: (646) 305-6387
www.beyondspringpharma.com

Registration Statement on Form F-3

General

1.
We note your ownership of several PRC subsidiaries, including your majority interest in your Chinese subsidiary that owns 100% of the rights to your lead product candidate in China. We further note that a portion of your assets are located in China, that you maintain an office and have employees in China, and that the majority of your patients for certain clinical trials for your lead product candidate are in China. Please clarify for us whether any of your officers or directors are also located in China. In addition, to the extent that you do not conduct the majority of your operations in China, please provide us with your analysis supporting this. To the extent that you conduct the majority of your operations in China, please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021 and the Sample Letter to Companies Regarding China-Specific Disclosures issued by the Staff in July 2023.

Response

The Company respectfully advises the Staff that the Company conducts the majority of its operations in the United States due to the following reasons:

•
The Company is a Cayman Islands holding company which principally conducts its business operations through its wholly-owned subsidiary, BeyondSpring Pharmaceuticals, Inc. (“BeyondSpring US”), and its majority-owned subsidiaries, SEED Therapeutics Inc. (“SEED”) and SEED Therapeutics US, Inc. (“SEED US”).

•
The Company’s business headquarters are located in New Jersey in the United States. BeyondSpring US and SEED US are Delaware corporations and SEED is a British Virgin Islands company headquartered in Pennsylvania in the United States.

•
The Company’s management team, including its Chief Executive Officer, Dr. Lan Huang, and Chief Scientific Officer, Dr. June Lu, are based in the United States at the Company’s headquarters. In addition, all members of the Company’s board of directors reside outside of China.

•
Even though the majority of the patients for certain clinical trials for the Company’s lead product candidate are in China, such patients are enrolled (in the U.S., China and other countries) through contractual arrangements with third-party contract research organizations. These arrangements, as well as arrangements with other third-party collaborators such as service providers for clinical data management, data analysis and clinical data quality control, are managed by the Company’s employees in the United States.

•
A majority of the Company’s research and development (“R&D”) efforts are for clinical trials and pre-clinical R&D in the United States, through arrangements entered into by either BeyondSpring US, SEED or SEED US. During fiscal year 2023, less than 10% of the Company’s R&D expenses were for clinical trials related operations conducted through the Company’s Chinese subsidiaries and less than 15% of the Company’s operating expenditures were incurred in China.

BeyondSpring Inc. | 100 Campus Drive, West Side, 4th Floor, Suite 410 | Florham Park, NJ 07932
Main Tel: (646) 305-6387
www.beyondspringpharma.com

•
Even though the Company’s Chinese subsidiary owns 100% of the rights in China for its lead asset Plinabulin, the Company owns patent rights to Plinabulin in more than 40 countries outside of China, including some of the largest pharmaceutical markets, the U.S., Europe and Japan.

•	The Company does not use any variable interest entity (VIE) structure.

Finally,

Signatures, page II-5

2.
Please amend your registration statement to include the signatures of your principal financial officer and your controller or principal accounting officer, signing in such capacities. Refer to the instructions regarding signatures in Form F-3.

Response

In response to the Staff’s comments, the Company revised page II-6 of Amendment No.1 to indicate that Dr. Lan Huang is signing as the principal executive officer, principal financial officer and principal accounting officer.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (646) 528-4184.

Very truly yours,

/s/ Lan Huang
Lan Huang
Chief Executive Officer

cc:	Michael J. Hong
Deni Li
Skadden, Arps, Slate, Meagher & Flom LLP

BeyondSpring Inc. | 100 Campus Drive, West Side, 4th Floor, Suite 410 | Florham Park, NJ 07932
Main Tel: (646) 305-6387
www.beyondspringpharma.com